 **AMSTEEL CORPORATION BERHAD** (20667-M)

A Member of The Lion Group



06014223



17 May 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

 **SUPPL**

Dear Sirs

Re : Exemption No. 82-3318
 Issuer : Amsteel Corporation Berhad

We enclose herewith the General Announcement dated 16 May 2006, Re: Dissolution of a Subsidiary Company for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc   Ms Andres Estay   -   The Bank of New York
                                     ADR Department
                                     101 Barclay St., 22nd Floor
                                     New York
                                     NY 10286


Submitting Merchant Bank   :
(if applicable)

Submitting Secretarial Firm Name   :
(if applicable)

* Company name   : **AMSTEEL CORPORATION BERHAD**

* Stock name   : **AMSTEEL**

* Stock code   : **2712**

* Contact person   : **CHAN POH LAN**

* Designation   : **SECRETARY**

---

* Type   : ● **Announcement** ○ **Reply to query**

* Subject :
DISSOLUTION OF A SUBSIDIARY COMPANY

* **Contents :-**

The Board of Directors of Amsteel Corporation Berhad ("Amsteel" or the "Company") wishes to announce that Infojati Trading Sdn Bhd ("Infojati"), a dormant wholly-owned subsidiary of the Company, had on 16 February 2006 lodged with the Companies Commission of Malaysia the relevant statutory forms together with the Liquidator's Statement of Accounts in relation to the members' voluntary winding-up.

Pursuant to Section 272(5) of the Companies Act, 1965, Infojati was dissolved on 16 May 2006 ("Dissolution").

The Dissolution does not have any material impact on the earnings and net assets of the Amsteel Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary
    16 MAY 2006

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